Exhibit 99.1

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
(In thousands)	MYR	MYR	USD	USD

Revenue	111,885	128,552	29,649	31,938
Direct cost and other ancillary expenses	(62,200)	(83,901)	(16,483)	(20,845)
Employee expenses	(109,702)	(24,740)	(29,071)	(6,147)
Depreciation and amortization expenses	(13,724)	(10,171)	(3,637)	(2,527)
Marketing, advertising and promotion
Expenses	(3,220)	(3,490)	(853)	(867)
Communication and travelling expenses	(4,265)	(3,110)	(1,130)	(773)
Office related expenses	(2,765)	(3,000)	(733)	(745)
Other operating expenses	(10,565)	(11,203)	(2,800)	(2,783)
Other operating income	3,690	-	978	-
Loss from operations	(90,866)	(11,063)	(24,080)	(2,749)
Other income	7,491	2,693	1,985	669
Non-operating expenses	-	(3,253)	-	(808)
Finance costs	(5,075)	(2,509)	(1,345)	(623)
Share of results of associates	1	(6)	-	(1)
Loss before tax	(88,449)	(14,138)	(23,440)	(3,512)
Income tax (expense)/credit	(599)	(401)	(159)	(100)
Loss for the period	(89,048)	(14,539)	(23,599)	(3,612)

Loss for the period attributable to:-
Owners of the Company	(85,651)	(15,690)	(22,699)	(3,898)
Non-controlling interests	(3,397)	1,151	(900)	286
	(89,048)	(14,539)	(23,599)	(3,612)

Weighted average ordinary shares (number in thousands)
Basic	66,126	64,867	66,126	64,867
Diluted	66,126	64,867	66,126	64,867
Loss per share
Basic (sen(1)/cents)	(129.53)	(24.19)	(34.33)	(6.01)
Diluted (sen(1)/cents)	(129.53)	(24.19)	(34.33)	(6.01)

(1)	Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2016	2015	2016
(In thousands)	MYR	MYR	USD	USD

Loss for the period	(89,048)	(14,539)	(23,599)	(3,612)

Other comprehensive income/(loss),
net of tax
Items that may be reclassified
subsequently to profit or loss:-
Exchange differences on
translating foreign operations	758	(2,892)	201	(719)
Other comprehensive income/(loss)
for the period, net of tax	758	(2,892)	201	(719)

Total comprehensive loss for
the period	(88,290)	(17,431)	(23,398)	(4,331)

Total comprehensive loss for
the period attributable to:-
Owners of the Company	(85,710)	(17,948)	(22,714)	(4,459)
Non-controlling interests	(2,580)	517	(684)	128
	(88,290)	(17,431)	(23,398)	(4,331)

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016
(In thousands)	(Audited) MYR	(Unaudited) MYR	(Audited) USD	(Unaudited) USD

ASSETS
Non-current assets
Property, plant and equipment	11,726	9,925	2,733	2,466
Investment in associates	74	68	17	17
Development expenditure	8,650	9,922	2,016	2,465
Intangible assets	114,232	107,983	26,628	26,828
Finance lease receivables	314	262	73	65
Deferred tax assets	1,119	1,640	261	407
Other receivables, deposits and prepaid expenses	1,066	1,007	248	250
Total non-current assets	137,181	130,807	31,976	32,498

Current assets
Inventories	29,784	44,881	6,943	11,151
Trade receivables	104,105	81,068	24,267	20,141
Other receivables, deposits and prepaid expenses	63,361	61,630	14,769	15,312
Amount due from other related parties	3,844	2,256	896	560
Finance lease receivables	145	132	34	33
Financial asset at fair value through profit or loss	-	-	-	-
Cash and bank balances	94,062	111,177	21,926	27,622
Restricted cash	43,561	9,796	10,154	2,434
Tax recoverable	1,715	711	400	177
Total current assets	340,577	311,651	79,389	77,430
Total assets	477,758	442,458	111,365	109,928

EQUITY AND LIABILITIES
Capital and reserves
Share capital	38,059	38,059	8,872	9,456
Treasury shares	(22,057)	(22,057)	(5,141)	(5,480)
Reserves	192,651	174,703	44,907	43,404
Equity attributable to owners of the Company	208,653	190,705	48,638	47,380
Put option written on non-controlling interest	(32,944)	(32,944)	(7,679)	(8,185)
Non-controlling interests	14,195	12,702	3,309	3,156
Total equity	189,904	170,463	44,268	42,351

Non-current liabilities
Borrowings	1,866	1,145	435	284
Financial liability on in-substance forward	26,403	-	6,155	-
Pension liabilities	1,481	1,644	344	409
Deferred tax liabilities	5,959	4,022	1,389	999
Total non-current liabilities	35,709	6,811	8,323	1,692

	December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
(In thousands)	MYR	MYR	USD	USD

Current liabilities
Trade payables	124,577	113,382	29,039	28,170
Other payables and accrued expenses	72,725	64,624	16,952	16,056
Financial liability on in-substance forward	19,858	47,782	4,629	11,871
Amount due to other related parties	1,175	1,492	274	371
Borrowings	15,924	21,531	3,712	5,349
Deferred revenue	15,710	15,196	3,661	3,776
Tax liabilities	2,176	1,177	507	292
Total current liabilities	252,145	265,184	58,774	65,885
Total liabilities	287,854	271,995	67,097	67,577
Total equity and liabilities	477,758	442,458	111,365	109,928

-                 -                 -                 -

MOL GLOBAL, INC. AND SUBSIDIARIES

(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,	June 30,	December 31,	June 30,
	2015	2016	2015	2016
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
(In thousands)	MYR	MYR	USD	USD

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES
Loss before tax	(136,447)	(14,138)	(31,806)	(3,512)
Adjustments for:-
Share-based compensation expense	85,818	-	20,004	-
Impairment loss on:
- Goodwill	36,857	-	8,591	-
- Intangible assets	1,561	-	364	-
- Trade and other receivables	1,337	-	312	-
- Inventories	1,066	-	248	-
Impairment loss no longer required:
- Inventories	-	(1,019)	-	(253)
Depreciation and amortization expenses	28,034	10,171	6,535	2,527
Interest expense	2,201	988	513	245
Inventories written off	1,300	796	303	198
Intangible assets written off	748	-	174	-
Property, plant and equipment written off	247	-	58	-
Bad debts written off	62	783	14	195
Share of results of associates	15	6	3	1
Gain on disposal of financial asset at fair value through profit or loss	(1)	-	-	-
Net fair value gain on financial asset at fair value through profit or loss	(7)	-	(2)	-
Gain on disposal of available-for-sale financial assets	(19)	-	(4)	-
Gain on disposal of property, plant and equipment	(23)	(17)	(5)	(4)
Gain on disposal of investment property	(139)	-	(32)	-
Waiver of other payables	(220)	-	(51)	-
Unwinding of discount and change in estimates of gross obligations	8,961	1,521	2,089	378
Interest income	(2,164)	(962)	(504)	(239)
Unrealized (gain)/loss on foreign exchange	(12,114)	4,400	(2,824)	1,093
	17,073	2,529	3,980	629
Movement in working capital:
(Increase)/Decrease in:
Finance lease receivables	99	66	23	16
Inventories	(8,307)	(14,875)	(1,936)	(3,696)
Trade receivables, other receivables, deposit and prepaid expenses	(76,982)	24,009	(17,945)	5,965

Increase/(Decrease) in:
Trade payables, other payables and accrued expenses	75,852	(20,935)	17,681	(5,201)
Amount due to other related parties	(470)	1,023	(110)	254
Deferred revenue	4,588	(514)	1,069	(128)
Cash Generated From/(Used In) Operations	11,853	(8,697)	2,762	(2,161)
Interest paid	(2,201)	(988)	(513)	(245)
Income tax refunded	183	-	43	-
Income tax paid	(5,304)	(2,890)	(1,236)	(718)
Net Cash From/(Used In) Operating Activities	4,531	(12,575)	1,056	(3,124)

CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES
(Increase)/Decrease in restricted fixed deposits	(9,168)	33,764	(2,137)	8,389
Interest received	2,164	962	504	239
Purchase of property, plant and equipment	(3,536)	(1,000)	(824)	(248)
Proceeds from disposal of property, plant and equipment	57	20	13	5
Purchase of intangible assets	(7,374)	(718)	(1,719)	(178)
Development expenditure incurred	(4,499)	(2,084)	(1,049)	(518)
Proceeds from disposal of investment property	2,500	-	583	-
Proceeds from disposal of available-for-sales financial assets	847	-	197	-
Proceeds from disposal of financial assets at fair value through profit or loss	1,654	-	386	-
Purchase of financial assets at fair value through profit or loss	(1,621)	-	(378)	-
Net Cash (Used In)/From Investing Activities	(18,976)	30,944	(4,424)	7,689

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES
Payments for treasury shares	(10,418)	-	(2,428)	-
Repayments of finance lease payables	(1,158)	(1,114)	(270)	(277)
Proceeds from borrowings	38,000	11,211	8,858	2,785
Repayments of borrowings	(76,969)	(5,210)	(17,942)	(1,294)
Increase of amount due to other related parties	2,706	1,310	631	325
Dividend paid to non-controlling interest	(3,700)	-	(862)	-
Capital contribution from non-controlling interest	48	-	11	-
Net Cash (Used In)/From Investing Activities	(51,491)	6,197	(12,002)	1,539
Net (decrease)/increase in cash and cash equivalents during the year	(65,936)	24,566	(15,370)	6,104
Cash and cash equivalents at beginning of year	150,571	94,062	43,082	21,926
Effect on exchange rate changes	9,427	(7,451)	(5,786)	(408)
Cash and cash equivalents at end of year	94,062	111,177	21,926	27,622